Scinai Immunotherapeutics Ltd.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

December 26, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scinai Immunotherapeutics Ltd.
Registration Statement on Form F-1
Filed October 30, 2023, as amended
Registration No. 333-275217

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on December 26, 2023 at 4:30 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as Scinai Immunotherapeutics Ltd. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Steven A. Lipstein of Lucosky Brookman LLP, counsel to the Company, at (732) 395-4416, or in his absence, Perry Wildes of Goldfarb Gross Seligman & Co., counsel to the Company, at + 972-3-607-4444, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Scinai Immunotherapeutics Ltd.

By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

cc:	Steven A. Lipstein, Lucosky Brookman LLP
Perry Wildes, Goldfarb Gross Seligman & Co.